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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING



(Check One)
[X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
[ ] Form 10-D      [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: March 31, 2008
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Retail Pro, Inc.
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Full Name of Registrant:


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Former Name if Applicable

3252 Holiday Court, Suite 226
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Address of Principal Executive Office (Street and Number)

La Jolla, California, 92037
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City, State, Zip Code





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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

XX    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

XX    (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Donald S. Radcliffe               858               550-3355
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

It is anticipated that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement.

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On November 1, 2007 the Company announced the signing of a definitive Asset
Purchase Agreement ("Agreement") to sell its Island Pacific Retail Management Solutions (IPMS) business unit with the "Island Pacific" name and related trademarks, service marks, trade names and all goodwill associated with the name "Island Pacific". The Agreement transaction closed on December 21, 2007. This operation is considered to be discontinued as defined under Financial Accounting Standard No. 144 ("FAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" and require specific accounting and reporting for this quarter which differs from the approach used to report the Company's results in prior years.

The Company's financial statements will reflect the accounting and disclosure requirements of FAS No. 144 which mandates the segregation of operating results for the current year and the balance sheet related to the operation to be sold from those related to ongoing operations. Accordingly, the consolidated statements of operations for the year ended March 31, 2008 will reflect this segregation as a gain or loss from discontinued operations.

The Company has evaluated the determination of its reporting segments as a result of the changes in its organizational structure and the classification of IPMS ("the Retail Management segment") to discontinued operations during the third quarter of 2008 in accordance with Financial Accounting Standards No. 131 ("FAS No. 131'), Disclosures about Segments of an Enterprise and related Information". The Company has determined it has two rather than three reportable segments for continuing operations, Store Solutions and Multi-Channel Retail.

As a result of the discontinued operation accounting treatment, $11.6 million of revenue and $2.3 million of gain from continuing operations will be reclassified as a non-operating income from discontinued operations.

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                             Retail Pro, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2008                       By: /s/ Donald S. Radcliffe
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                                         President


INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.